Exhibit 99.2

Summary of BSA Plan

Non-employee warrants, or BSAs, entitle a holder to exercise the warrant for the underlying vested shares at an exercise price per share determined by our board of directors and at least equal to the fair market value of an ordinary share on the date of grant (or the close of the trading day on the principal exchange upon which such securities are traded or quoted immediately preceding such date of grant).

In addition to any exercise price payable by a holder upon the exercise of any non-employee warrant, non-employee warrants need to be subscribed for at a price at least equal to 5% of the average price of a volume-weighted share of the Company during the last five (5) trading days preceding the date of grant of said BSA by the board, which subscription price is meant to reflect at least the fair market value of the applicable warrants on the date of grant.

There is no legal limitation to the size of the non-employee warrant pool.

Administration. Pursuant to delegations granted at our annual shareholders’ meeting, our board of directors determines the recipients, dates of grant and exercise price of non-employee warrants, the number of non-employee warrants to be granted and the terms and conditions of the non-employee warrants, including the period of their exercisability and their vesting schedule.

Non-Employee Warrants. Our non-employee warrants are generally granted to independent directors and subject to a three year vesting, subject to continued service during the preceding year, i.e., in each of the three years, 1/3 of the grant shall vest as long as the beneficiary’s status with the Company continued during the preceding year.

The term of non-employee warrants is determined by the shareholders’ meeting having granted the delegations. With respect to our outstanding non-employee warrants, the term is ten years from the date of grant or, in the case of death of the beneficiary during such ten-year period, six months from the death of the beneficiary. In addition, the exercise period, if any, following a holder’s termination of continuous status with the Company is determined by our Board of Directors at the time of the grant.

Vested non-employee warrants may be transferred to any family member of the holder, provided that such transfer is not for value, and may be exercised by their holder at any time until their expiration date.